AMERICAN FINANCIAL GROUP, INC.

June 19, 2007

Mr. Todd Hardiman
Securities and Exchange Commission
Washington, D.C. 20549

Re: American Financial Group, Inc.
    Form 10-K for December 31, 2005
    Filed on March 7, 2006
    File No. 000-01532

Dear Mr. Hardiman:

During our telephone conversation on Friday, June 8th, we told the Staff that we would investigate whether we could estimate the year-end fair value of all remaining residual value contracts for years prior to 2006 and thereby determine whether or not the income statement effect of marking these contracts to fair value would have been material. We have prepared a macro, high level analysis that we believe provides a reasonable estimate of the direction and order of magnitude of adjustments if a fair value approach were implemented. We remind the Staff that a more rigorous analysis would be an onerous and time consuming effort.

We used the same discounted cash flow approach that we used to calculate the year-end 2006 impact of $3.2 million (now $3.5 million due to a minor change in calculation) that we disclosed in our May 18, 2007 response. This approach consisted of the following steps:

1. Estimated amounts and timing of future loss payments for all remaining outstanding contracts based on the then current experience as of each measurement date.
2. Evaluated what capital would be required to support such losses and concluded that it would be reasonable to expect a buyer to put up 25% of estimated future losses as capital (since AFG would remain liable under the contract in the event the buyer does not pay).
3. Determined that an after-tax return on capital of 20% would be a reasonable return expected by a potential buyer of this business.
4. Calculated the net present value (NPV) of cash flows, including the after-tax return of 20% on the potential buyer's capital.
5. Compared the NPV in step #4 with recorded unearned premiums and loss reserves on our RVI business to derive the year-end effect on shareholder's equity.
6. Determined the impact on reported earnings (i.e. the change in the shareholder's equity from year to year).

The results of this analysis are summarized in the table below (in thousands).

Year	Effect on Equity (Decrease)	P&L Effect Income (Loss)	Reported Net Income	% of Net Income
2002	($9,789)			
2003	(18,142)	($8,353)	$294,000	2.8%
2004	(16,010)	2,131	359,900	0.6%
2005	(13,522)	2,488	206,600	1.2%
2006	(3,525)	9,997	453,400	2.2%
2007	(*)	(*)		
(*) Rolling forward year-end 2006 estimated future loss payments would result in a $5 million increase in equity and an increase in income of less than $9 million.				

Please note that we continue to believe that the most appropriate interpretation of paragraph 10(e) of FAS 133 would be based on a "settlement value" approach, which we believe is synonymous with a "change in underlying" approach when the underlying is properly viewed based on forward values, as discussed in our previous correspondence. Under this interpretation, our contracts qualify for the exception in paragraph 10(e). Nevertheless, the above information provides a hypothetical outcome if derivative accounting were to apply.

If you have any questions regarding this information, please feel free to contact me at (513) 579-6633 (FAX: (513) 369-5750).

American Financial Group, Inc.

BY: _____
Keith A. Jensen
Senior Vice President

cc: Ibolya Ignat
    Stephanie Hunsaker
    Lisa Vanjoske
    Kathy Cole
    Ashley Carpenter
    Nilima Shah